1 NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY, IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF SUCH JURISDICTION FOR IMMEDIATE RELEASE 3 February 2026 Rio Tinto plc and Rio Tinto Limited (together, “Rio Tinto”) Rule 2.9 Announcement In accordance with Rule 2.9 of the City Code on Takeovers and Mergers (the “Code”), Rio Tinto hereby announces that following the date of the previous Rule 2.9 announcement made as part of Rio Tinto’s announcement on 08 January 2026 additional shares have been allotted and issued (as described below): • Between 19 January 2026 and 20 January 2026 Rio Tinto plc issued and allotted 12,769 new ordinary shares of 10p each to satisfy share awards made under certain employee share plans, such shares rank pari passu with the existing ordinary shares of Rio Tinto plc. As of 30 January 2026 Rio Tinto plc had 1,254,475,491 ordinary shares of 10p each (excluding ordinary shares held in treasury), with ISIN reference GB0007188757. Rio Tinto plc has also issued 1 dual listed company (“DLC”) dividend share of 10p and 1 special voting share of 10p in connection with its DLC structure. Accordingly, the total number of voting rights in Rio Tinto plc is 1,254,475,491. This figure may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, Rio Tinto plc under the FCA's Disclosure Guidance and Transparency Rules. • On 14 January 2026 Rio Tinto Limited issued and allotted 130,000 new ordinary shares to satisfy share awards made under certain employee share plans, such shares rank pari passu with the existing ordinary shares of Rio Tinto Limited. As of 30 January 2026 Rio Tinto Limited has 371,346,214 ordinary shares, with ISIN reference AU000000RIO1, such shares do not form part of the share capital of Rio Tinto plc. Rio Tinto Limited has also issued 1 fully paid DLC dividend share and 1 fully paid special voting share in connection with its DLC structure. • Rio Tinto plc has an American Depositary Receipts ("ADR") programme for which JPMorgan Chase Bank NA acts as Depositary. 1 ADR represents 1 ordinary share of Rio Tinto plc. The ADRs trade on the New York Stock Exchange. The trading symbol for these securities is RIO and the ISIN is US7672041008; and Rio Tinto confirms that, as at the date of this announcement, Rio Tinto plc and Rio Tinto Limited have the following legal entity identifiers: • Rio Tinto plc: 213800YOEO5OQ72G2R82; and • Rio Tinto Limited: 529900X2VMAQT2PE0V24. This announcement is authorised for release to the market by Andy Hodges, Rio Tinto’s Group Company Secretary. Enquiries EXHIBIT 99.2

Please direct all enquiries to **media.enquiries@riotinto.com**

Media Relations, United Kingdom	Investor Relations, United Kingdom	Media Relations, Australia	Investor Relations, Australia
Matthew Klar	**Rachel Arellano**	**Matt Chambers**	**Tom Gallop**
M +44 7796 630 637	**M** +44 7584 609 644	**M** +61 433 525 739	**M** +61 439 353 948
	David Ovington		
	M +44 7920 010 978		

Rio Tinto plc	Rio Tinto Limited
6 St James's Square	Level 43, 120 Collins Street
London SW1Y 4AD	Melbourne 3000
United Kingdom	Australia
T +44 20 7781 2000	**T** +61 3 9283 3333
Registered in England	Registered in Australia
No. 719885	ABN 96 004 458 404

riotinto.com

Allen Overy Shearman Sterling LLP is acting as legal adviser to Rio Tinto.

Disclaimers

Important notices

This announcement is not intended to, and does not, constitute or form part of any offer, invitation or the solicitation of an offer to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of, any securities, or the solicitation of any vote or approval in any jurisdiction, whether pursuant to this announcement or otherwise. Any offer, if made, will be made solely by certain offer documentation which will contain the full terms and conditions of any offer, including details of how it may be accepted.

The distribution of this announcement in jurisdictions outside the United Kingdom and the availability of any offer to shareholders of Rio Tinto or Glencore who are not resident in the United Kingdom may be restricted by law and therefore persons into whose possession this announcement comes should inform themselves about, and observe, such restrictions. Any failure to comply with the restrictions may constitute a violation of the securities law of any such jurisdiction.

Rule 26.1 Disclosure

A copy of this announcement will be made available, subject to certain restrictions relating to persons resident in restricted jurisdictions, on Rio Tinto's website at www.riotinto.com promptly and in any event by no later than 12 noon (London time) on the business day following the date of this announcement. The content of the website referred to in this announcement is not incorporated into and does not form part of this announcement.

Disclosure requirements under the Code

Under Rule 8.3(a) of the Code, any person who is interested in 1% or more of any class of relevant securities of an offeree company or of any securities exchange offeror (being any offeror other than an offeror in respect of which it has been announced that its offer is, or is likely to be, solely in cash) must make an Opening Position Disclosure following the commencement of the offer period and, if later, following the announcement in which

2

3 any securities exchange offeror is first identified. An Opening Position Disclosure must contain details of the person’s interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any securities exchange offeror(s). An Opening Position Disclosure by a person to whom Rule 8.3(a) applies must be made by no later than 3.30 pm (London time) on the 10th business day following the commencement of the offer period and, if appropriate, by no later than 3.30 pm (London time) on the 10th business day following the announcement in which any securities exchange offeror is first identified. Relevant persons who deal in the relevant securities of the offeree company or of a securities exchange offeror prior to the deadline for making an Opening Position Disclosure must instead make a Dealing Disclosure. Under Rule 8.3(b) of the Code, any person who is, or becomes, interested in 1% or more of any class of relevant securities of the offeree company or of any securities exchange offeror must make a Dealing Disclosure if the person deals in any relevant securities of the offeree company or of any securities exchange offeror. A Dealing Disclosure must contain details of the dealing concerned and of the person’s interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any securities exchange offeror(s), save to the extent that these details have previously been disclosed under Rule 8. A Dealing Disclosure by a person to whom Rule 8.3(b) applies must be made by no later than 3.30 pm (London time) on the business day following the date of the relevant dealing. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire or control an interest in relevant securities of an offeree company or a securities exchange offeror, they will be deemed to be a single person for the purpose of Rule 8.3. Opening Position Disclosures must also be made by the offeree company and by any offeror and Dealing Disclosures must also be made by the offeree company, by any offeror and by any persons acting in concert with any of them (see Rules 8.1, 8.2 and 8.4). Details of the offeree and offeror companies in respect of whose relevant securities Opening Position Disclosures and Dealing Disclosures must be made can be found in the Disclosure Table on the Takeover Panel’s website at www.thetakeoverpanel.org.uk, including details of the number of relevant securities in issue, when the offer period commenced and when any offeror was first identified. You should contact the Panel’s Market Surveillance Unit on +44 (0)20 7638 0129 if you are in any doubt as to whether you are required to make an Opening Position Disclosure or a Dealing Disclosure. Given the DLC structure of Rio Tinto plc and Rio Tinto Limited, each of Rio Tinto plc and Rio Tinto Limited, will be treated separately for the purposes of Rule 8 and the required disclosures.